EXHIBIT 18

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KPMG Peat Marwick LLP  Stamford Square, 3001 Summer Street, Stamford, CT 06905
                       Telephone 203 356 9800             Telefax 203 967 3503



April 15, 1996

UCAR International Inc.
Danbury, CT


Gentlemen:

We have been furnished with a copy of Form 10-Q of UCAR International Inc. (the "Company") for the three months ended March 31, 1996, and have read the Company's statements contained in Note 3 to the condensed financial statements included therein. As stated in Note 3, the Company changed its method of accounting for the calculation of LIFO inventories and states that the newly adopted accounting principle is preferable in the circumstances because the new methodology provides specifically identified parameters for defining new items within the LIFO pool and improves the accuracy of costing these items. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of UCAR International Inc. as of any date or for any period subsequent to December 31, 1995, nor have we audited the information set forth in the aforementioned Note 3 to the condensed financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.


Very truly yours,

KPMG Peat Marwick LLP